------
FORM 4
------                                          U.S. SECURITIES AND EXCHANGE COMMISSION
[ ] Check box if no longer                              WASHINGTON, DC 20549
    subject to Section 16. Form
    4 or Form 5 obligations may            STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    continue. See Instruction 1(b).

          Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                        Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person(1)|2. Issuer Name and Ticker or Trading Symbol     |6. Relationship of Reporting Person
                                         |                                                 |      to Issuer (Check all applicable)
Spear          James           T.        |    Keebler Foods Company (KBL)                  |           Director        10% Owner
-------------------------------------------------------------------------------------------|     -----            -----
(Last)        (First)       (Middle)     |3. IRS Identification  |  4. Statement for       |       X   Officer (give title below)
                                         |   Number of           |     Month/Year          |     -----
                                         |   Reporting Person,   |                         |           Other (specify below)
                                         |   if an Entity        |     March 2001          |     -----
                                         |   (Voluntary)         |                         |        Vice President Finance and
                                         |                       |                         |           Corporate Controller
677 Larch Avenue                         |                       |                         |        --------------------------
-----------------------------------------|                       |-------------------------|----------------------------------------
               (Street)                  |                       |  5. If Amendment,       |7. Individual or Joint/Group Filing
                                         |                       |     Date of Original    |   (Check applicable line)
                                         |                       |     (Month/Year)        | X  Form Filed by One Reporting Person
Elmhurst          IL             60126   |                       |                         | --
-----------------------------------------|-------------------------------------------------|    Form Filed by More than One
(City)          (State)          (Zip)   |                                                 | -- Reporting Person
                                         |                                                 |
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                             TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
-----------------------------------------------------------------------------------------------------------------------------------
1. Title of Security                  |2. Transaction| 3. Transaction|4. Securities Acquired (A)| 5. Amount of|6. Owner- |7. Nature
   (Instr. 3)                         |   Date       |    Code       |   or Disposed of (D)     | Securities  |   ship   | of
                                      |              |    (Instr. 8) |   (Instr. 3, 4 and 5)    | Beneficially| Form:    | Indirect
                                      |              |               |                          | Owned at End| Direct   | Bene-
                                      |              |---------------|--------------------------| of Month    | (D) or   | ficial
                                      |              |       |       |        | (A)  |          | (Instr. 3   | Indirect | Owner-
                                      |  (Month/Day/ |       |       |        |  or  |          |   and 4)    | (I)      | ship
                                      |   Year)      |  Code |  V    | Amount | (D)  |  Price   |             |(Instr. 4)|(Instr. 4)
--------------------------------------|--------------|-------|-------|--------|------|----------|-------------|--------- |---------
Common Stock, par value $0.01         |    3/1/01    |   M   |       | 60,000 |  A   |   1.74   |             |    D     |
--------------------------------------|--------------|-------|-------|--------|------|----------|-------------|--------- |---------
Common Stock, par value $0.01         |    3/1/01    |   S   |       | 60,000 |  D   |  41.97   |             |    D     |
--------------------------------------|--------------|-------|-------|--------|------|----------|-------------|--------- |---------
Common Stock, par value $0.01         |    3/1/01    |   M   |       | 64,442 |  A   |   1.74   |             |    D     |
--------------------------------------|--------------|-------|-------|--------|------|----------|-------------|--------- |---------
Common Stock, par value $0.01         |    3/1/01    |   S   |       | 64,442 |  D   |  41.98   |             |    D     |
--------------------------------------|--------------|-------|-------|--------|------|----------|-------------|--------- |---------
Common Stock, par value $0.01         |    3/2/01    |   M   |       |  4,539 |  A   |   1.74   |             |    D     |
--------------------------------------|--------------|-------|-------|--------|------|----------|-------------|--------- |---------
Common Stock, par value $0.01         |    3/2/01    |   S   |       |  4,539 |  D   |  41.94   |             |    D     |
--------------------------------------|--------------|-------|-------|--------|------|----------|-------------|--------- |---------
Common Stock, par value $0.01         |   3/26/01    |   D   |  V    | 22,993 |  D   |   (1)    |     0       |    D     |
--------------------------------------|--------------|-------|-------|--------|------|----------|-------------|--------- |---------
                                      |              |       |       |        |      |          |             |          |
--------------------------------------|--------------|-------|-------|--------|------|----------|-------------|--------- |---------
                                      |              |       |       |        |      |          |             |          |
----------------------------------------------------------------------------------------------------------------------------------

(1) Disposed of pursuant to Agreement and Plan of Merger dated as of October 26, 2000 among Keebler Foods Company, Kellogg Company and FK Acquisition Corp. in exchange for $42.00 per share on the effective date of the merger.

Reminder: Report on separate line for each class of securities beneficially owned directly or indirectly.
If the form is filed by more than one reporting person, see Instruction 4(b)(v).
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
------------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative  | 2. Conver-  |3. Trans- |4. Trans-   |5. Number of      |6.  Date Exer-  |7. Title and Amount |8. Price
   Security             |    sion or  |   action |   action   |   Derivative     |    cisable and |   of Underlying    |   of
   (Instr. 3)           |    Exercise |   Date   |   Code     |   Securities Ac- |    Expiration  |   Securities       |   Deriv-
                        |    Price of |  (Month/ |  (Instr. 8)|   quired (A) or  |    Date        |   (Instr. 3 and 4) |   ative
                        |    Deriv-   |   Day/   |            |   Disposed of (D)|    (Month/Day/ |                    |   Secur-
                        |    ative    |   Year)  |            |   (Instr. 3, 4,  |    Year)       |                    |   ity
                        |    Security |          |            |   and 5)         |                |                    |  (Instr. 5)
                        |             |          |            |                  |-------------------------------------|
                        |             |          |            |                  |Date   |Expira- |        | Amount or |
                        |             |          |-------------------------------|Exer-  |tion    |  Title | Number of |
                        |             |          |  Code |V   | (A)    |(D)      |cisable|Date    |        | Shares    |
------------------------|-------------|----------|-------|----|--------|---------|-------|--------|--------|-----------|------------
Option (to buy)         |    1.74     |  3/1/01  |   M   |    |        | 124,442 |       |  (2)   | Common |  124,442  |
                        |             |          |       |    |        |         |       |        | Stock  |           |
------------------------|-------------|----------|-------|----|--------|---------|-------|--------|--------|-----------|------------
Option (to buy)         |    1.74     |  3/2/01  |   M   |    |        |  4,539  |       |  (2)   | Common |   4,539   |
                        |             |          |       |    |        |         |       |        | Stock  |           |
------------------------|-------------|----------|-------|----|--------|---------|-------|--------|--------|-----------|------------
Option (to buy)         |   24.00     | 3/26/01  |   D   | V  |        | 36,630  |  (1)  |  (2)   | Common |  36,630   |   18.00
                        |             |          |       |    |        |         |       |        | Stock  |           |
------------------------|-------------|----------|-------|----|--------|---------|-------|--------|--------|-----------|------------
                        |             |          |       |    |        |         |       |        |        |           |
------------------------|-------------|----------|-------|----|--------|---------|-------|--------|--------|-----------|------------
                        |             |          |       |    |        |         |       |        |        |           |
------------------------|-------------|----------|-------|----|--------|---------|-------|--------|--------|-----------|------------
                        |             |          |       |    |        |         |       |        |        |           |
------------------------|-------------|----------|-------|----|--------|---------|-------|--------|--------|-----------|------------
                        |             |          |       |    |        |         |       |        |        |           |
------------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------
9. Number of      |    10. Ownership       |       11. Nature of
   Derivative     |        Form of         |           Indirect
   Securities     |        Derivative      |           Beneficial
   Beneficially   |        Security:       |           Ownership
   Owned at End   |        Direct (D)      |           (Instr. 4)
   of Month       |        or Indirect (I) |
   (Instr. 4)     |        (Instr. 4)      |
------------------|------------------------|------------------------------
                  |           D            |
------------------|------------------------|------------------------------
                  |           D            |
------------------|------------------------|------------------------------
                  |           D            |
------------------|------------------------|------------------------------
       0          |                        |
------------------|------------------------|------------------------------
                  |                        |
------------------|------------------------|------------------------------
                  |                        |
--------------------------------------------------------------------------
Explanation of Responses:

(1) Options were cancelled in the merger in exchange for a cash payment of $18.00 per share, representing the difference between the exercise price of the option and $42.00 per share.

(2) Upon the expiration of (a) ten years from date of grant, (b) 90 days after the date of termination other than for cause, or (c)
    the first anniversary after termination from service by reason of death or permanent disability.


                                                                                                 /s/ James T. Spear         4/5/01
                                                                                        ----------------------------------  -------
                                                                                        **Signature of Reporting Person(1)    Date

**  Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).



Note File three copies of this form, one of which must be manually signed.
If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
                                                                                                             Page 2

                           (Print or Type Responses)